Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-249142
Supplementing the Preliminary Prospectus
Supplements, each dated September 13, 2021
(To Prospectus dated September 30, 2020)
Pricing Term Sheet
Dated September 14, 2021

PAR TECHNOLOGY CORPORATION
Concurrent Offerings of

892,857 Shares of Common Stock, par value $0.02 per share
(the “Common Stock Offering”)

and

$235,000,000 principal amount of
1.50% Convertible Senior Notes due 2027
(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to PAR Technology Corporation’s Common Stock Offering and Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement, dated September 13, 2021, relating to the Common Stock Offering, including the documents incorporated by reference therein (the “Common Stock Preliminary Prospectus Supplement”), (ii) the preliminary prospectus supplement dated September 13, 2021, relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein (the “Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), and (iii) the base prospectus dated September 30, 2020 (the “base prospectus”), each filed pursuant to the Securities Act of 1933, as amended. References to “PAR,” the “Company,” “we,” “us” and “our” refer to PAR Technology Corporation and, where appropriate, its consolidated subsidiaries. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the base prospectus. Terms used herein but not defined shall have the respective meanings as set forth in the Preliminary Prospectus Supplements. All references to dollar amounts are references to U.S. dollars.

Issuer:	PAR Technology Corporation, a Delaware corporation.

Ticker / Exchange for PAR’s Common Stock:	“PAR” / The New York Stock Exchange (“NYSE”).

Trade Date:	September 15, 2021.

Settlement Date:	September 17, 2021.

Sole Book-Running Manager:	Goldman Sachs & Co. LLC

Co-Managers:	BTIG, LLC Needham & Company, LLC Craig-Hallum Capital Group LLC

Common Stock Offering

Title of Securities:	Common stock, par value $0.02.

Shares Offered and Sold:	892,857 shares (or a total of 982,143 shares if the underwriters’ option to purchase up to 89,286 additional shares of common stock is exercised in full).

Public Offering Price:	$56.00 per share of common stock.

Underwriting Discount:	$2.24 per share of common stock.

Proceeds to PAR:
PAR estimates that the net proceeds from the Common Stock Offering will be approximately $47.7 million, or approximately $52.5 million if the underwriters exercise their option to purchase the additional shares in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by PAR.

Public Offering Price, Underwriting Discounts and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to PAR in connection with the Common Stock Offering.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$ 56.00	$ 56.00	$ 49,999,992	$ 55,000,008
Underwriting discounts and commissions	$ 2.24	$ 2.24	$ 2,000,000	$ 2,200,000
Proceeds to PAR, before expenses	$ 53.76	$ 53.76	$ 47,999,992	$ 52,800,008

Convertible Notes Offering

Notes:	1.50% Convertible Senior Notes due 2027 (the “2027 Convertible Notes” or “Notes”).

Principal Amount:	$235,000,000 principal amount of Notes (plus up to an additional $30,000,000 principal amount of Notes pursuant to the underwriters’ option to purchase additional Notes).

Denominations:	$1,000 and integral multiples of $1,000.

Maturity:	October 15, 2027, unless earlier repurchased, redeemed or converted.

Interest Rate:	1.50% per year.

Interest Payment Dates:	Interest will accrue from September 17, 2021 and will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2022.

Interest Record Dates:	April 1 and October 1 of each year, as the case may be, immediately preceding the relevant interest payment date.

Redemption Price:	100% of principal, plus any accrued and unpaid interest to, but excluding, the redemption date.

Public Offering Price of the Concurrent Common Stock Offering:	$56.00 per share of PAR’s common stock.

Initial Conversion Rate:	12.9870 shares of PAR’s common stock per $1,000 principal amount of Notes.

Initial Conversion Price:	Approximately $77.00 per share of PAR’s common stock.

Conversion Premium:	Approximately 37.5% above the public offering price of the Common Stock Offering.

CUSIP:	698884 AE3

ISIN:	US698884AE30

Redemption at PAR’s Option:
PAR may not redeem the Notes prior to October 15, 2024. On and after October 15, 2024, and prior to the maturity date, PAR may redeem for cash all, but not less than all, of the notes if the last reported sale price of PAR’s common stock equals or exceeds 130% of the applicable conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period (including the last trading day of such period) ending on the trading day immediately prior to the date PAR delivers notice of the redemption. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Optional Redemption” in the Notes Preliminary Prospectus Supplement.

Proceeds to PAR:
PAR estimates that the net proceeds from the Convertible Notes Offering will be approximately $227.7 million, or approximately $256.8 million if the underwriters exercise their option to purchase the additional shares in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by PAR.

Fundamental Change:
If a fundamental change occurs at any time prior to the maturity date, holders will have the right to require PAR to repurchase their Notes in cash at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Notes Preliminary Prospectus Supplement.

Public Offering Price, Underwriting Discounts and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to PAR in connection with the Convertible Notes Offering.

	Per Note	Total Without Option to Purchase Additional Shares	Total With Option to Purchase Additional Shares
Public offering price(1)	$ 1,000	$ 235,000,000	$ 265,000,000
Underwriting discounts and commissions	$ 30	$ 7,050,000	$ 7,950,000
Proceeds, before offering expenses	$ 970	$ 227,950,000	$ 257,050,000
____________
(1) Plus accrued interest, if any, from the Settlement Date.

Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period:
Following the occurrence of a “make-whole fundamental change” (as defined in the Notes Preliminary Prospectus Supplement) or if PAR delivers a notice of redemption, PAR will increase the conversion rate for a holder who elects to convert its Notes in connection with such make-whole fundamental change or during the related redemption period in certain circumstances, as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” in the Notes Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$56.00	$60.00	$65.00	$70.00	$77.00	$85.00	$90.00	$100.10	$120.00	$150.00	$200.00	$300.00	$500.00
September 17, 2021	4.8701	4.4972	3.9195	3.4401	2.8951	2.4065	2.1562	1.7473	1.1965	0.7199	0.3385	0.0771	0.0000
October 15, 2022	4.8701	4.4572	3.8494	3.3483	2.7834	2.2825	2.0284	1.6176	1.0757	0.6217	0.2745	0.0519	0.0000
October 15, 2023	4.8701	4.3935	3.7492	3.2227	2.6352	2.1218	1.8646	1.4547	0.9291	0.5083	0.2064	0.0296	0.0000
October 15, 2024	4.8701	4.3172	3.6237	3.0631	2.4468	1.9182	1.6583	1.2527	0.7537	0.3803	0.1371	0.0135	0.0000
October 15, 2025	4.8701	4.1803	3.4189	2.8133	2.1616	1.6201	1.3619	0.9732	0.5286	0.2336	0.0697	0.0028	0.0000
October 15, 2026	4.8701	3.9203	3.0431	2.3633	1.6632	1.1220	0.8827	0.5539	0.2407	0.0839	0.0191	0.0000	0.0000
October 15, 2027	4.8701	3.6797	2.3975	1.2987	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•
If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•
If the stock price is greater than $500.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•
If the stock price is less than $56.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 17.8571 shares of PAR’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

Use of Proceeds

PAR estimates that the aggregate net proceeds of the Common Stock Offering and the Convertible Notes Offering will be approximately $275.4 million, or approximately $309.3 million if the underwriters in each offering exercise their options to purchase additional Notes and additional shares of common stock in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by PAR.

PAR expects to use the net proceeds from the concurrent offerings to repay in full the Company’s indebtedness (including accrued interest and prepayment premium) under the Company’s credit agreement, dated April 8, 2021, with certain lenders and Owl Rock First Lien Master Fund, L.P., as administrative agent and collateral agent, which provides for a term loan that had a principal amount of $180 million outstanding as of September 14, 2021 (the “Owl Rock Term Loan”).  The Owl Rock Term Loan matures on April 8, 2025 and bears interest at a rate equal to either a base rate plus a margin of 3.75% or a Eurocurrency rate plus a margin of 4.75%, as selected by us.  PAR intends to use the remaining net proceeds from the concurrent offerings (including any net proceeds from the sale of any additional Notes or shares of common stock) for general corporate purposes, including continued investment in the growth of PAR’s businesses and for other working capital needs.  PAR may also use a portion of the net proceeds to acquire or invest in other assets complementary to the Company’s businesses or for repurchases of the Company’s other indebtedness.

Capitalization

The following table sets forth PAR’s capitalization as of June 30, 2021:

•	on an actual basis;

•
on an as adjusted basis to give effect to the receipt of the net proceeds of $47.7 million from the sale of the common stock in the Common Stock Offering (assuming no exercise by the underwriters of their option to purchase additional shares) at a public offering price of $56.00 per share and the net proceeds from the issuance of $235.0 million aggregate principal amount of the Notes in the Convertible Notes Offering (assuming no exercise of the underwriters’ option to purchase additional Notes), in each case, after deducting the underwriting discounts and estimated offering expenses payable by PAR.

	As of June 30, 2021
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$ 85,218	$ 360,608
Debt:
Owl Rock Term Loan	171,211	171,211
Subordinated promissory note due 2022	1,044	1,044
2024 Convertible Notes(1)	11,479	11,479
2026 Convertible Notes(1)	96,038	96,038
2027 Convertible Notes	—	227,670
Total	279,772	507,442
Equity:
Preferred stock $0.02 par value, 1,000,000 shares authorized	—	—
Common stock $0.02 par value, 58,000,000 shares authorized; 26,998,216 and 28,498,216 shares issued, 25,848,889 and 27,348,889 shares outstanding at June 30, 2021 actual and as further adjusted, respectively	540	558
Additional paid in capital	14,295	561,997
Accumulated deficit	(64,933)	(64,933)
Accumulated other comprehensive loss	(3,883)	(3,883)
Treasury stock	(9,458)	(9,458)
Total shareholders’ equity	436,561	484,281
Total capitalization	$716,333	$991,723
____________
(1) Net of unamortized discount (including unamortized issuance cost).

_________________

PAR has filed a registration statement (including the Preliminary Prospectus Supplements and base prospectus) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Convertible Notes Offering to which this communication relates. Before you invest, you should read the relevant Preliminary Prospectus Supplement and base prospectus and other documents PAR has filed with the SEC for more complete information about PAR and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting your sales representative at Goldman Sachs & Co. LLC.

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